UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

AMN Healthcare Services, Inc.

(Name of Subject Company (Issuer))

AMN Healthcare Services, Inc.

(Name of Filing Person (Offeror))

OPTIONS TO PURCHASE COMMON STOCK, par value $0.01 per share

STOCK APPRECIATION RIGHTS

(Title of Class of Securities)

001744101

(CUSIP Number of Class of Securities (Underlying Common Stock))

Denise L. Jackson, Esq.

Senior Vice President, General Counsel and Secretary

AMN Healthcare Services, Inc.

12400 High Bluff Drive, Suite 100

San Diego, California 92130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

Copy to:

John C. Kennedy, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

(212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-l.

☑	Issuer tender offer subject to Rule 13e-4.

☐	Going-private transaction subject to Rule 13e-3.

☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

On October 16, 2009, AMN Healthcare Services, Inc. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) a Preliminary Proxy Statement in connection with a Special Meeting of Stockholders. The Preliminary Proxy Statement and Special Meeting relate to a proposal to be submitted to the Company’s stockholders to approve an equity exchange program (the “Equity Exchange”). The Preliminary Proxy Statement does not constitute an offer to holders of the Company’s outstanding equity awards to exchange such awards. The proposed Equity Exchange will only be consummated, if at all, if the Company’s stockholders approve the proposal relating to the Equity Exchange at the Special Meeting.

The Equity Exchange has not yet commenced. The Equity Exchange will be made only pursuant to a Tender Offer Statement on Schedule TO, including an Offer to Exchange and other related materials (the “Offering Materials”), which the Company intends to file with the SEC upon commencement of the Equity Exchange. Persons who may be eligible to participate in the Equity Exchange should read the Offering Materials when they become available because they will contain important information about the Equity Exchange, including the various terms and conditions of the Equity Exchange. The Company’s stockholders and equity award holders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

99.1	Preliminary Proxy Statement for Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed with the SEC on October 16, 2009).

99.2	E-mail communication to executive team and eligible employees, dated October 16, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 16, 2009

AMN HEALTHCARE SERVICES, INC.

By:	/s/ Susan R. Nowakowski
Susan R. Nowakowski President and Chief Executive Officer

INDEX OF EXHIBITS

Exhibit Number	Description

99.1	Preliminary Proxy Statement for Special Meeting of Stockholders (incorporated herein by reference to the Preliminary Proxy Statement on Schedule 14A filed with the SEC on October 16, 2009).

99.2	E-mail communication to executive team and eligible employees, dated October 16, 2009.